EXHIBIT 99.1

Huazhu Group Limited Announces the Closing of the Deutsche Hospitality Acquisition and the Signing of a Facilities Agreement

SHANGHAI, China, Jan. 02, 2020 (GLOBE NEWSWIRE) -- Huazhu Group Limited (NASDAQ: HTHT) (the “Company”), a leading and fast-growing hotel group, today announced the closing of the acquisition of all shares in Steigenberger Hotels Aktiengesellschaft, Germany (“the Deutsche Hospitality Acquisition”), which was previously announced in the press release dated November 4, 2019.

In connection with the Deutsche Hospitality Acquisition, China Lodging Holdings (HK) Limited, a subsidiary of the Company, has signed a EUR440,000,000 term facility and USD500,000,000 revolving credit facility agreement (the “Facilities Agreement”) for a term of 3 years with a bank consortium led by JPMorgan Chase Bank, N.A., acting through its Hong Kong Branch, Deutsche Bank AG, Singapore Branch and Morgan Stanley Senior Funding, Inc. to fund the payment of all amounts payable under or in connection with the acquisition. The balance under the Facilities Agreement will be used, among other things, for the general corporate and working capital purposes of the Company and its subsidiaries.

About Huazhu Group Limited

Huazhu Group Limited is a leading hotel operator and franchisor. As of September 30, 2019, Huazhu operated 5,151 hotels with 504,414 rooms in operation. Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, HanTing Premium Hotel, JI Hotel, Starway Hotel, Orange Hotel Select, Crystal Orange Hotel, Manxin Hotels & Resorts, Joya Hotel, and Blossom Hill Hotels & Resorts. Huazhu also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

Huazhu’s business mainly includes leased, manachised and franchised models. Under the lease model, Huazhu directly operates hotels typically located on leased properties. Under the manachise model, Huazhu manages manachised hotels through the on-site hotel managers Huazhu appoints and collects fees from franchisees. Under the franchise model, Huazhu provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. In addition, Huazhu has a limited number of hotels in owned or partially owned properties. Huazhu applies a consistent standard and platform across all of its hotels. As of September 30, 2019, Huazhu operates 83 percent of its hotel rooms under manachise and franchise models.

For more information, please visit the Company’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company’s capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company’s forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties, and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, economic conditions in China, the regulatory environment in China, the Company’s ability to attract and retain customers over time, the Company’s ability to leverage its brands, business trends and competition in the lodging industry, the expected growth of demand for lodging in China, and other factors and risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. These factors may cause the Company’s actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

Contact Information

Investor Relations

Tel:  +86 (21) 6195 9561

Email: ir@huazhu.com

http://ir.huazhu.com